SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FIRST ADVANTAGE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

31845F 10 0

(CUSIP Number)

Kenneth D. DeGiorgio, Esq.

1 First American Way

Santa Ana, California 92707-5913

(714) 800-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Neil W. Rust, Esq.

White & Case LLP

633 West Fifth Street, Suite 1900

Los Angeles, California 90071

(213) 620-7700

September 14, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31845F 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FADV Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒(1)(2)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER 0(3) 8 SHARED VOTING POWER 46,076,066(1)(2)(3) 9 SOLE DISPOSITIVE POWER 0(3) 10 SHARED DISPOSITIVE POWER 46,076,066(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 46,076,066(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.1%
14	TYPE OF REPORTING PERSON HC

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 46,076,066 shares of First Advantage Corporation’s Class A common stock, par value $0.001 per share (the “Class A Stock”), by virtue of its ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.
(2)	The Reporting Persons may be deemed to be part of a group with Pequot Capital Management, Inc. and its affiliate Pequot Private Equity Fund II, L.P. pursuant to certain terms of the Stockholders Agreement described in Item 5. The Reporting Persons expressly disclaim the existence of a group with Pequot Capital Management, Inc.
(3)	Based on 8,033,530 shares of Class A Stock outstanding as of September 14, 2005 (based on information provided as of such date by First Advantage Corporation), and includes shares of Class A common stock that may be acquired within 60 days of September 14, 2005 upon conversion of shares of First Advantage Corporation’s Class B common stock, par value $0.001 per share (the “Class B Stock”), on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock). See also Item 5.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The First American Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒(1)(2)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER 0(3) 8 SHARED VOTING POWER 46,076,066(1)(2)(3) 9 SOLE DISPOSITIVE POWER 28,222,408(3) 10 SHARED DISPOSITIVE POWER 46,076,066(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 46,076,066(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.1%
14	TYPE OF REPORTING PERSON HC/CO

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 46,076,066 shares of Class A Stock by virtue of its ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.
(2)	The Reporting Persons may be deemed to be part of a group with Pequot Capital Management, Inc. and its affiliate Pequot Private Equity Fund II, L.P. pursuant to certain terms of the Stockholders Agreement described in Item 5. The Reporting Persons expressly disclaim the existence of a group with Pequot Capital Management, Inc.
(3)	Based on 8,033,530 shares of Class A Stock outstanding as of September 14, 2005 (based on information provided as of such date by First Advantage Corporation), and includes shares of Class A Stock that may be acquired within 60 days of September 14, 2005 upon conversion of shares of Class B Stock on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock). See also Item 5.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First American Real Estate Information Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒(1)(2)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER 0(3) 8 SHARED VOTING POWER 46,076,066(1)(2)(3) 9 SOLE DISPOSITIVE POWER 536,585(3) 10 SHARED DISPOSITIVE POWER 46,076,066(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 46,076,066(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.1%
14	TYPE OF REPORTING PERSON CO

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 46,076,066 shares of Class A Stock by virtue of its ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.
(2)	The Reporting Persons may be deemed to be part of a group with Pequot Capital Management, Inc. and its affiliate Pequot Private Equity Fund II, L.P. pursuant to certain terms of the Stockholders Agreement described in Item 5. The Reporting Persons expressly disclaim the existence of a group with Pequot Capital Management, Inc.
(3)	Based on 8,033,530 shares of Class A Stock outstanding as of September 14, 2005 (based on information provided as of such date by First Advantage Corporation), and includes shares of Class A Stock that may be acquired within 60 days of September 14, 2005 upon conversion of shares of Class B Stock on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock). See also Item 5.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First American Real Estate Solutions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒(1)(2)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER 0(3) 8 SHARED VOTING POWER 46,076,066(1)(2)(3) 9 SOLE DISPOSITIVE POWER 17,317,073(3) 10 SHARED DISPOSITIVE POWER 46,076,066(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 46,076,066(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.1%
14	TYPE OF REPORTING PERSON OO

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 46,076,066 shares of Class A Stock by virtue of its ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.
(2)	The Reporting Persons may be deemed to be part of a group with Pequot Capital Management, Inc. and its affiliate Pequot Private Equity Fund II, L.P. pursuant to certain terms of the Stockholders Agreement described in Item 5. The Reporting Persons expressly disclaim the existence of a group with Pequot Capital Management, Inc.
(3)	Based on 8,033,530 shares of Class A Stock outstanding as of September 14, 2005 (based on information provided as of such date by First Advantage Corporation), and includes shares of Class A Stock that may be acquired within 60 days of September 14, 2005 upon conversion of shares of Class B Stock on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock). See also Item 5.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D/A relates to shares of Class A common stock, par value $0.001 per share (the “Class A Stock”), of First Advantage Corporation, a Delaware corporation (the “Issuer”), that may be acquired upon conversion of the Issuer’s Class B common stock, par value $0.001 per share (the “Class B Stock”), held by the persons identified herein. The address of the principal executive office of the Issuer is One Progress Plaza, Suite 2400, St. Petersburg, Florida 33701.

ITEM 2. IDENTITY AND BACKGROUND.

This Amendment No. 1 to Schedule 13D is filed jointly by The First American Corporation, a California corporation (“First American”); FADV Holdings LLC, a Delaware limited liability company (“Holdings”); First American Real Estate Solutions LLC, a California limited liability company (“FARES”); and First American Real Estate Information Services, Inc., a California corporation (“FAREISI”; First American, Holdings, FARES and FAREISI are each sometimes referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”). This Schedule 13D/A amends the Schedule 13D previously filed by First American on June 16, 2003. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to the transaction described in Item 3 of this Schedule 13D/A and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Attached hereto as Exhibit 99.1, and incorporated herein by reference, is a Joint Filing Agreement among the Reporting Persons indicating that this statement is filed on behalf of each of such Reporting Persons. Except as expressly set forth in this Schedule 13D/A, each Reporting Person disclaims beneficial ownership of the shares of Class A Stock beneficially owned by any other Reporting Person or any other person.

Holdings is a company newly-formed to facilitate the contribution of assets and businesses comprising The First American Corporation’s Credit Information Group (including related businesses, investments and assets, “CIG”) by First American, FARES, and FAREISI to the Issuer in exchange for Class B Stock, as more fully described in Item 3. First American is a diversified provider of business information and related products and services. FAREISI is a provider of services to the to the mortgage lending community. FARES is a provider of property and ownership information. The address of the principal business and office of FARES is 12395 First American Way, Poway, California 92064, and of each other Reporting Person is 1 First American Way, Santa Ana, California, 92707.

The name, business address and present principal occupation of each executive officer, director and controlling shareholder of First American and FAREISI, as well as the name, business address and principal business of each member of FARES and Holdings, is set forth in Exhibit 99.14 hereto, and incorporated herein by reference. Each of such executive officers and directors of First American is a citizen of the United States with the exception of Hon. William G. Davis, a Canadian citizen. Each of such executive officers, directors and controlling shareholders of FAREISI is a citizen of the United States. Each of such members of FARES and Holdings is domiciled in the United States.

None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Exhibit 99.14 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

First American, FARES, and FAREISI have contributed the portion of CIG owned by each to the Issuer in exchange for the initial issuance by the Issuer of 29,073,170 of its Class B Stock. The contribution was achieved in two steps (collectively, the “Transaction”). First, (a) First American, FARES and FAREISI contributed the portion of CIG owned by each to Holdings, (b) First American contributed to Holdings 16,027,286 shares of the Issuer’s Class B Stock previously owned by First American, and (c) First American contributed to Holdings the promissory note in the original principal amount of $20.0 million originally made by the Issuer in favor of First American (the “FADV Note”). In consideration for the foregoing contributions, First American received a membership interest in Holdings equal to 61.2518%; FARES received a membership interest in Holdings equal to 37.5837%; and FAREISI received a membership interest in Holdings equal to 1.1645%. Second, Holdings contributed CIG to the Issuer in exchange for the aforementioned 29,073,170 of Class B Stock.

1

Concurrently with the contribution of CIG to the Issuer, the Issuer issued 975,610 shares of Class B Stock to Holdings as payment in full of the outstanding principal amount due under the FADV Note. Following these transactions, which were all consummated on September 14, 2005, Holdings is the record owner of 46,076,066 shares of the Issuer’s Class B Stock. Each share of the Issuer’s Class B Stock is convertible into one share of Class A Stock at the option of the holder and upon the occurrence of certain events specified in the Issuer’s First Amended and Restated Certificate of Incorporation. A condition precedent to the closing of the Transaction that required First American, FAREISI and FARES to cause CIG to have minimum working capital of $5.0 million was funded out of operations of CIG and no amounts were borrowed or otherwise obtained for the purpose of acquiring the Issuer’s securities in the Transaction.

The Transaction was consummated pursuant to the terms of the Amended and Restated Master Transfer Agreement, dated as of June 22, 2005, among First American, FARES, FAREISI, Holdings and the Issuer (the “Master Agreement”), and the agreements contemplated thereby, including without limitation the Contribution Agreement, dated as of September 14, 2005, among First American, FAREISI, Holdings and the Issuer (the “First American Contribution Agreement”), and the Contribution Agreement, dated as of September 14, 2005, among FARES, Holdings and the Issuer (the “FARES Contribution Agreement,” and, collectively with the Master Agreement and the First American Contribution Agreement, the “Agreements”). The summary descriptions contained in this Schedule 13D/A of the Agreements and certain other agreements and documents do not purport to be complete and are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons engaged in the Transaction (as described in Item 3 above) based on the belief that the Transaction will, among other things, (a) accentuate the value of CIG by combining it with operations that provide natural synergies; (b) enhance the respective competitive positions of CIG and the Issuer by providing them with additional operating scale, a broader scope of services, expanded geographic reach, cross-selling opportunities, and increased financial strength; (c) allow First American to focus on the provision of real estate information, and (d) enhance the Issuer’s position as a leading provider of business information and services. As of the date of this Schedule 13D/A, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D, except as disclosed in Items 3, 5 and 6 herein and incorporated into this Item 4 by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Based on information provided by the Issuer and following consummation of the Transaction, there were 8,033,530 shares of Class A Stock and 46,076,066 shares of Class B Stock outstanding as of the close of business on September 14, 2005. Each share of Class B Stock is convertible on a one-for-one basis into one share of Class A Stock at any time in the absolute discretion of the holder of such share and on a mandatory basis upon the occurrence of certain events specified in the Issuer’s First Amended and Restated Certificate of Incorporation. In addition, because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of the Issuer representing approximately 98% of the voting power of the Issuer (assuming no conversion of the Class B Stock). Beneficial and percentage ownership by each of the Reporting Persons of Class A Stock, and voting power held be each Reporting Person, reported in this Item 5 is based on the foregoing and is limited to the number of shares of Class A Stock such Reporting Person may acquire within 60 days of September 14, 2005 upon full conversion of the Class B Stock owned by it on such date.

As more fully described in Item 3, Holdings is the owner of 46,076,066 shares of Class A Stock, which represents 85.15% of the Issuer’s outstanding Class A Stock. Subject to Holdings’ operating agreement and the Omnibus Agreement (as defined in the next paragraph), (a) Holdings and First American share voting and dispositive power with respect to the 46,076,066 shares of Class A Stock held by Holdings because Holdings is the direct owner of such shares and First American holds a controlling interest (61.2518%) in Holdings; and (b) First American, FARES and FAREISI, as holders of 61.2518%, 37.5837% and 1.1645%, respectively, of the outstanding equity of Holdings, and based on their status as affiliates, may be deemed to share voting and dispositive power with respect to the 46,076,066 shares of Class A Stock held by Holdings. The beneficial and percentage ownership of Class A Stock of the executive officers and directors of First American and FAREISI is set forth on Exhibit 99.14 and incorporated herein by reference.

In addition, pursuant to the terms of the Amended and Restated Omnibus Agreement, dated as of June 22, 2005, between First American, on behalf of itself and certain of its subsidiaries, and Experian Information Solutions, Inc, an Ohio corporation (“Experian”), attached hereto as Exhibit 99.2 and incorporated herein by reference (the “Omnibus Agreement”), and pursuant to the terms of the operating agreement of Holdings, the form of which is attached as Exhibit A to the Omnibus Agreement and incorporated herein by reference:

(1) First American has the right to cause Holdings to distribute to First American up to an aggregate total of 28,222,408 shares of Class A Stock, consisting of (a) 16,027,286 shares of Class A Stock obtainable pursuant to conversion of 16,027,286 shares of Class B Stock previously owned by First American and contributed to Holdings in connection with the Transaction, and (b) 12,195,122 shares of Class A Stock obtainable pursuant to conversion of 12,195,122 shares of Class B Stock issued to Holdings in the Transaction by the Issuer as consideration for the portion of CIG previously owned by First American and as repayment in full of the principal amount outstanding under the FADV Note;

(2) First American has the right to cause Holdings to distribute to FAREISI up to a total of 536,585 shares of Class A Stock, consisting of 536,585 shares of Class A Stock obtainable pursuant to conversion of 536,585 shares of Class B Stock issued to Holdings in the Transaction by the Issuer as consideration for the portion of CIG previously owned by FAREISI; and

(3) Experian has the right to cause Holdings and FARES to distribute to Experian a total of 3,463,415 shares of Class A Stock, consisting of Experian’s pro rata portion (based on Experian’s 20.00% membership interest in FARES) of 17,317,073 shares of Class A Stock obtainable pursuant to conversion of 17,317,073 shares of Class B Stock issued to Holdings in the Transaction by the Issuer as consideration for the portion of CIG previously owned by FARES. If Experian exercises such forced distribution right, Holdings and FARES will concurrently distribute to First American and certain of its subsidiaries a total of 13,853,658 shares of Class A Stock, consisting of their pro rata portion (based on their cumulative 80.00% membership interest in FARES) of 17,317,073 shares of Class A Stock obtainable pursuant to conversion of 17,317,073 shares of Class B Stock issued to Holdings in the Transaction by the Issuer as consideration for the portion of CIG previously owned by FARES.

If the above distributions occur in full, immediately following such distributions (i) First American would have sole voting and dispositive power with respect to 42,076,066 shares of Class A Stock, which represents 77.76% of the Issuer’s outstanding Class A Stock (plus any additional shares of Class B Stock issued as a result of an initial public offering of securities of DealerTrack Holdings, Inc., as described in Item 6); (ii) Experian would have sole voting and dispositive power with respect to 3,463,415 shares of Class A Stock, which represents 6.40% of the Issuer’s outstanding Class A Stock; (iii) FAREISI would have sole voting and dispositive power with respect to 536,585 shares of Class A Stock, which represents less than one percent of the Issuer’s outstanding Class A Stock; and (iv) FARES and Holdings would not beneficially own any shares of Class A Stock.

In addition, by virtue of the agreements listed below, it could be alleged that the following may constitute “groups,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder:

(A) By virtue of the Stockholders Agreement among First American, Pequot Private Equity Fund II, L.P. and the Issuer dated as of December 13, 2003, attached hereto as Exhibit 99.9 and incorporated by reference herein, it could be alleged that a group has been formed that includes the Reporting Persons and Pequot Capital Management, Inc. (“Pequot”) as beneficial owner of 2,208,376 shares of Class A Stock held of record by Pequot Private Equity Fund II, L.P. (based on information provided in the Issuer’s proxy statement dated August 11, 2005 and including shares underlying options exercisable by Pequot within 60 days of August 11, 2005), representing an additional 4.08% of the Issuer’s Class A Stock outstanding as of September 14, 2005 (assuming conversion of all shares of Class B Stock held by the Reporting Persons). Such group may be deemed to beneficially own, in the aggregate, 48,284,442 shares of Class A Stock (assuming the exercise of options exercisable by Pequot within 60 days of the date hereof, and assuming conversion of all shares of Class B Stock held by the Reporting Persons), representing 89.23% of Class A Stock outstanding as of September 14, 2005. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Pequot and does not affirm that such a “group” exists. Pursuant to, and to the extent set forth in, the Stockholders Agreement, it could be alleged that the Reporting Persons share voting and dispositive power with respect to the shares beneficially owned by

Pequot. To the knowledge of First American and based on documents publicly filed, Pequot, (i) is incorporated in Connecticut with its principal office and principal place of business located at 500 Nyala Farm Road, Westport, CT 06880, (ii) is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which it exercises discretionary authority, and (iii) has as its executive officers Arthur J. Samberg, Sharon Haugh and Harold Kahn, as its director Arthur J. Samberg, and as its controlling shareholder Arthur J. Samberg, each a citizen of the United States. To the knowledge of First American and based on documents publicly filed, during the last five years, neither Pequot nor its executive officers, director or controlling shareholder has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(B) By virtue of the Omnibus Agreement discussed above, the Contribution and Joint Venture Agreement, dated as of November 30, 1997 (as amended), among First American, FAREISI and various subsidiaries thereof, and Experian, referenced as Exhibit 99.10 and incorporated by reference herein, and the Operating Agreement of FARES, dated as of November 30, 1997 (as amended), referenced as Exhibit 99.13 and incorporated by reference herein, it could be alleged that Experian forms part of a group that beneficially owns the 46,076,066 shares of Class A Stock held by Holdings, which represent 85.15% of the Class A Stock as of September 14, 2005. The Reporting Persons expressly disclaim that Experian or its parent company forms part of such group. To the knowledge of the Reporting Persons and based on documents publicly filed, Experian (i) is incorporated in Ohio with its principal office and principal place of business located at 475 Anton Boulevard, 4th Floor, Costa Mesa, California 92626, (ii) is an information services company, and (iii) has as its executive officers Chris Callero, Paul Books, Scott Leslie and Mark Tepper, as its directors Don Robert, Paul Brooks and Robert Nelson, each of whom is a citizen of the United States except Paul Brooks and Mark Tepper, who are citizens of the United Kingdom, and as its ultimate parent corporation GUS plc., a United Kingdom company, which indirectly through various subsidiaries owns all of the outstanding stock in Experian. To the knowledge of the Reporting Persons and based on documents publicly filed, during the last five years, neither Experian nor its executive officers, directors or controlling shareholder has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

While the Reporting Persons do not concede that either of the foregoing “groups” has been formed, this filing is being made to ensure compliance with the Exchange Act.

(c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named on Exhibit 99.14 hereto, has effected any transaction in the Issuer’s securities in the last 60 days other than the Transaction, except for John Long, who acquired 4,482.47 shares of Class A Stock within such period.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As part of the Transaction, the Reporting Persons entered into the following agreements:

(a) The Master Agreement, attached hereto as Exhibit 99.3 and incorporated herein by reference, outlines the general terms of the Transaction, including general representations, warranties and covenants by the parties, each party’s obligations prior to the closing of the Transaction, each party’s conditions to closing of the Transaction, and each party’s right to terminate the Master Agreement prior to the closing of the Transaction.

(b) The First American Contribution Agreement, the form of which is attached hereto as Exhibit 99.4 and incorporated herein by reference, required Holdings to, and First American and FAREISI to cause Holdings to, contribute to the Issuer or its wholly-owned subsidiary the portion of CIG previously owned by First American and FAREISI. In consideration for this contribution, the Issuer delivered an aggregate of 11,756,097 shares of Class B Stock to Holdings. The First American Contribution Agreement also required the Issuer to issue 975,610 shares of Class B Stock to Holdings as payment in full of the principal amount of the FADV Note. In addition to the delivery of such Class B Stock to Holdings, if DealerTrack Holdings, Inc. or its successor (“DealerTrack”) conducts an initial public offering of its capital stock prior to the second anniversary of the closing date of the Transaction and the value of the securities of DealerTrack contributed to the Issuer as part of the Transaction (the “DealerTrack Interest”) exceeds $50.0 million at the time of such public offering, the Issuer will deliver to Holdings an additional number of shares of Class B Stock, as additional consideration for the DealerTrack Interest. The number of additional shares, if any, will be calculated as follows: If DealerTrack completes an initial public offering within 180 days of the closing of the Transaction, the number of shares to be issued will be equal to the quotient of (x) 50% of the amount by which the value of the DealerTrack Interest exceeds $50 million (based on the average closing price per share of DealerTrack’s stock over the 60 business day period beginning on the fifth business day after the completion of its initial public offering), divided by (y) $20.50. If the DealerTrack initial public offering occurs after the 180-day period following the closing of the Transaction (but prior to the second anniversary thereof), the number of additional shares of Class B Stock the Issuer must issue to Holdings will be equal to the quotient of (x) 50% of the amount by which the DealerTrack Interest exceeds $50 million (based on the average closing price per share of DealerTrack’s stock over the 60 business day period beginning on the fifth business day after its initial public offering), divided by (y) the average closing price per share of the Issuer’s Class A Stock during the 30 trading day period ending on the third trading day prior to the date of DealerTrack’s initial public offering, except that the minimum price per share will be $20.50.

(c) The FARES Contribution Agreement, the form of which is attached hereto as Exhibit 99.5 and incorporated herein by reference, required Holdings to, and FARES to cause Holdings to, contribute to the Issuer or its wholly-owned subsidiary the portion of CIG previously owned by FARES. In consideration for this contribution, the Issuer delivered an aggregate of 17,317,073 shares of Class B Stock to Holdings.

(d) In addition to the provisions of the Omnibus Agreement described in Item 5 above, the Omnibus Agreement requires First American, FARES and Holdings to, so long as any of them has the power to elect two or more directors of the Issuer, so long as certain minimum equity holdings are maintained, and so long as Experian has not caused a distribution of Class A Sock, vote a sufficient number of shares of the Issuer’s common stock to elect a nominee to the Issuer’s board of directors designated by Experian. Experian also has the right under the Omnibus Agreement to participate in any sale by First American or its affiliates involving five percent or more of the outstanding capital stock of the Issuer to a third party.

(e) The Issuer and First American entered into an Amended and Restated Services Agreement, the form of which is attached hereto as Exhibit 99.6 and incorporated herein by reference, pursuant to which the Issuer or its affiliates, on the one hand, and First American or its affiliates, on the other hand, will provide the other with certain business services, services relating to operations in India and mortgage services. The Amended and Restated Services Agreement amends and restates an Amended and Restated Services Agreement dated as of January 1, 2004, which amended and restated the terms of a Services Agreement dated as of June 5, 2003.

First American Business Services. First American or its affiliates will provide general business services (401(k) plan and administration, pension expenses, insurance, medical insurance, leasing arrangements, marketing, payroll, financial, human resources, etc.) to the Issuer and/or its affiliates at actual cost or fixed rates. First American will and will cause its affiliates to allocate resources with regard to the business services in a manner that is consistent with the allocation of resources by First American and its affiliates prior to the Transaction. First American will also cause FARES to provide the Issuer with reasonable access to its voice communications hub for the purpose of routing customer service calls to and monitoring personnel at the operations in India. In exchange for use of the communications hub, the Issuer will pay FARES its pro rata share of the total actual cost to FARES.

First Advantage Services. The Issuer and/or its affiliates will provide First American and/or its affiliates with products and services offered by or through the Issuer or its affiliates from time to time (excluding the additional services with respect to operations in India and the mortgage services discussed below) at rates and on terms no less favorable than those generally offered by the Issuer and its affiliates to third parties. The Issuer or its affiliates will provide First American and its affiliates with general business services with respect to operations in

India at cost plus such fees as may be negotiated from time to time. The Issuer will and will cause its affiliates to allocate resources with regard to these services in a manner that is consistent with the allocation of resources by the Issuer and its affiliates prior to the Transaction.

Mortgage Services. The Issuer will and will cause its affiliates to provide First American and/or its affiliates with credit reports for resale to mortgage customers. The Issuer also designates First American and its affiliates as the exclusive resellers of credit reports to mortgage customers. First American will pay the Issuer a fee of $12.60 for each merged report provided to First American or its affiliates that is bundled with other products or services. Fees for all other credit reports not bundled with other First American products or services, will be negotiated between the parties on a case-by-case basis. The parties agree to renegotiate the bundled credit report fee in good faith every two years during the term. The Issuer and its affiliates will allocate information technology and project resources with regard to mortgage services in a manner that is consistent with the allocation of such resources by First American prior to the Transaction, and that equals or exceeds the allocation of such resources to other businesses of the Issuer and its affiliates.

The Amended and Restated Services Agreement term commenced on the Closing Date and will terminate with respect to the applicable services as set forth below:

•	First American Business Services: two years from the closing date of the Transaction;

•	Mortgage Services: two years from the closing date of the Transaction, and then for additional successive two-year terms unless First American terminates with sixty days prior written notice to the Issuer; and

•	All other services: one year from the closing date of the Transaction, and then for successive 180-day periods unless either First American or the Issuer advises the other in writing no later than 30 days prior to the end of the current term that such services will not be extended.

(f) The Issuer executed and delivered to First American a subordinated promissory note in the original principal amount of $45.0 million, the form of which is attached hereto as Exhibit 99.7 and incorporated herein by reference. Pursuant to the terms of the subordinated promissory note, the Issuer may borrow, repay and re-borrow up to $45.0 million at any one time during the ninety calendar days following the closing date of the Transaction. The subordinated promissory note matures 135 days after the closing date of the Transaction and bears interest at a rate equal to the rate payable from time to time under the loan agreement and other documents delivered in connection with a loan from Bank of America, N.A. to the Issuer, plus 0.5% per annum. Amounts drawn under the from time to time promissory note may only be used for working capital of CIG. The promissory note is subject to a subordination agreement between First American and Bank of America, N.A. entered into on the same date as the promissory note.

(g) FARES and the Issuer entered into an Outsourcing Agreement on the closing date of the Transaction, the form of which is attached hereto as Exhibit 99.8 and incorporated herein by reference. Pursuant to the Outsourcing Agreement, the Issuer will and will cause its affiliates to fully perform all obligations, covenants and agreements of FARES under the following services agreements (the “Services Agreements”):

•	the Marketing and Support Agreement, effective as of June 26, 2000, between First American CREDCO, a division of FARES (the “CREDCO Division”), and RESdirect LLC (the “Support Agreement”) under which FARES agreed to sell credit reports to customers of RESdirect LLC and provide certain services to RESdirect LLC (the “RESdirect Services”);

•	the Service Bureau Agreement, effective as of November 1, 1998, between the CREDCO Division and RELS, LLC (“RELS”) under which FARES agreed to provide certain services to RELS (the “RELS Services”); and

•

the RRS Services Agreement, which is an oral agreement between the CREDCO Division and RELS, under which the CREDCO Division agreed to (i) manage the business operations of RELS, (ii) format and/or merge and deliver credit reports and related products and services, and (iii) provide customer support services, technical support, product development services and product enhancements in connection with the credit reports and related products and services (the “RRS Services,” and collectively, with the RESdirect Services and the RELS Services, the “Services”).

In consideration for the Issuer providing the Services pursuant to the Outsourcing Agreement, FARES will pay to the Issuer:

•	the product of (i) the quarterly pre-tax income of RELS derived from the sale during the applicable calendar quarter of the credit reports and related products and services required to be delivered by the CREDCO Division in connection with the services, minus the amount of any capital expenditures required to be made during the applicable calendar quarter by RELS in connection with the sale of the credit reports and related products and services acquired by RELS from the Issuer and or its subsidiaries (which are considered capital expenditures), and (ii) the percentage interest in RELS collectively owned by FARES and/or its affiliates as of the end of the applicable calendar quarter; and

•	all amounts paid to FARES pursuant to the Services Agreements for services provided by the Issuer and/or its affiliates pursuant to the Services Agreements after the effective date of the Outsourcing Agreement.

The term of the Outsourcing Agreement began on the closing date of the Transaction and will terminate on the earlier to occur of: (i) the date RELS dissolves or ceases to exist, (ii) the date FARES or one of its affiliates is no longer a member of RELS, or (iii) with respect to the performance of (A) the RESdirect Services, the date the Marketing and Support Agreement is terminated or is otherwise no longer in full force and effect in accordance with its terms, (B) the RELS Services, the date the Service Bureau Agreement is terminated or is otherwise no longer in full force and effect in accordance with its terms, or (C) the RRS Services, the date the RRS Services Agreement is terminated or is otherwise no longer in full force and effect in accordance with its terms.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated as of September 14, 2005.

Exhibit 99.2	Amended and Restated Omnibus Agreement, dated as of June 22, 2005, among First American, for itself and on behalf of certain of its subsidiaries, Experian and FARES.

Exhibit 99.3	Amended and Restated Master Transfer Agreement, dated as of June 22, 2005, among First American, FAREISI, FARES, Holdings and the Issuer (incorporated by reference to Annex A of the Definitive Proxy Statement on Schedule 14A filed by the Issuer on August 8, 2005).

Exhibit 99.4	Form of Contribution Agreement, dated as of September 14, 2005, among First American, FAREISI, Holdings and the Issuer (incorporated by reference to Annex B of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.5	Form of Contribution Agreement, dated as of September 14, 2005, among FARES, Holdings and the Issuer (incorporated by reference to Annex C of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8 2005).

Exhibit 99.6	Form of Amended and Restated Services Agreement, dated as of September 14, 2005, between First American and the Issuer (incorporated by reference to Annex D of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.7	Form of Subordinated Promissory Note, dated as of September 14, 2005, executed by the Issuer in favor of First American (incorporated by reference to Annex E of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.8	Form of Outsourcing Agreement, dated as of September 14, 2005, between FARES and the Issuer (incorporated by reference to Annex F of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

.

Exhibit 99.9	Stockholders Agreement, dated as of December 13, 2002, among First American, Pequot Private Equity Fund II, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of Pre-Effective Amendment No. 5 to the Issuer’s Registration Statement on Form S-4, filed May 14, 2003).

Exhibit 99.10	Contribution and Joint Venture Agreement, dated as of November 30, 1997, among First American, FAREISI and various subsidiaries thereof, and Experian (incorporated by reference to Exhibit (10)(a) of First American’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998), as amended by the agreements described in Exhibits 99.11 and 99.12.

Exhibit 99.11	Agreement of Amendment, dated June 30, 2003, by and between First American, for itself and on behalf of certain of its subsidiaries, and Experian (incorporated by reference to (10)(a) of First American’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

Exhibit 99.12	Second Agreement of Amendment, dated September 23, 2003, by and between First American, for itself and on behalf of certain of its subsidiaries, and Experian (incorporated by reference to Exhibit (10)(b) of First American’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

Exhibit 99.13	Operating Agreement for FARES, dated November 30, 1997, by and among FAREISI, certain of its affiliates, and Experian (incorporated by reference to Exhibit (10)(b) of First American’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998), as amended by the agreements described in Exhibits 99.11 and 99.12.

Exhibit 99.14	Executive officers, directors and controlling shareholders and members of the Reporting Persons.

*          *          *

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 23, 2005	FADV HOLDINGS LLC

/s/ Kenneth DeGiorgio
Kenneth DeGiorgio, Vice President

Date: September 23, 2005	THE FIRST AMERICAN CORPORATION

/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio, Senior Vice President

Date: September 23, 2005	FIRST AMERICAN REAL ESTATE INFORMATION SERVICES, INC.

/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio, Vice President

Date: September 23, 2005	FIRST AMERICAN REAL ESTATE SOLUTIONS LLC

/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio, Vice President

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated as of September 14, 2005.

Exhibit 99.2	Amended and Restated Omnibus Agreement, dated as of June 22, 2005, among First American, for itself and on behalf of certain of its subsidiaries, Experian and FARES.

Exhibit 99.3	Amended and Restated Master Transfer Agreement, dated as of June 22, 2005, among First American, FAREISI, FARES, Holdings and the Issuer (incorporated by reference to Annex A of the Definitive Proxy Statement on Schedule 14A filed by the Issuer on August 8, 2005).

Exhibit 99.4	Form of Contribution Agreement, dated as of September 14, 2005, among First American, FAREISI, Holdings and the Issuer (incorporated by reference to Annex B of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.5	Form of Contribution Agreement, dated as of September 14, 2005, among FARES, Holdings and the Issuer (incorporated by reference to Annex C of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8 2005).

Exhibit 99.6	Form of Amended and Restated Services Agreement, dated as of September 14, 2005, between First American and the Issuer (incorporated by reference to Annex D of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.7	Form of Subordinated Promissory Note, dated as of September 14, 2005, executed by the Issuer in favor of First American (incorporated by reference to Annex E of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.8	Form of Outsourcing Agreement, dated as of September 14, 2005, between FARES and the Issuer (incorporated by reference to Annex F of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.9	Stockholders Agreement, dated as of December 13, 2002, among First American, Pequot Private Equity Fund II, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of Pre-Effective Amendment No. 5 to the Issuer’s Registration Statement on Form S-4, filed May 14, 2003).

Exhibit 99.10	Contribution and Joint Venture Agreement, dated as of November 30, 1997, among First American, FAREISI and various subsidiaries thereof, and Experian (incorporated by reference to Exhibit (10)(a) of First American’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998), as amended by the agreements described in Exhibits 99.11 and 99.12.

Exhibit 99.11	Agreement of Amendment, dated June 30, 2003, by and between First American, for itself and on behalf of certain of its subsidiaries, and Experian (incorporated by reference to (10)(a) of First American’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

Exhibit 99.12	Second Agreement of Amendment, dated September 23, 2003, by and between First American, for itself and on behalf of certain of its subsidiaries, and Experian (incorporated by reference to Exhibit (10)(b) of First American’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

Exhibit 99.13	Operating Agreement for FARES, dated November 30, 1997, by and among FAREISI, certain of its affiliates, and Experian (incorporated by reference to Exhibit (10)(b) of First American’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998), as amended by the agreements described in Exhibits 99.11 and 99.12.

Exhibit 99.14	Executive officers, directors and controlling shareholders and members of the Reporting Persons.